UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2005

                            GRUPO TELEVISA, S.A.
                            --------------------
              (Translation of registrant's name into English)
                       AV. VASCO DE QUIROGA NO. 2000
                              Colonia Santa Fe,
                            MEXICO, D.F., 01210
                                   MEXICO
                            --------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


             Form 20-F     X                    Form 40-F
                        -------                           -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                No    X
                 -----                              -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

[GRUPO TELEVISA LOGO]                                 PRESS RELEASE
                                                      FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------

                GRUPO TELEVISA, S.A. ANNOUNCES OFFER TO PURCHASE
                         8.00% SENIOR NOTES DUE 2011

Mexico City, March 15, 2005 - Grupo Televisa, S.A. ("Televisa" or "the Company"; NYSE: TV; BMV: TLEVISA CPO) today announced its offer to purchase any and all of its U.S.$300 million aggregate principal amount of 8.00% Senior Notes due 2011.

The tender offer will commence at 9:00 a.m., New York City time, on Tuesday, March 15, 2005 and expire at 5:00 p.m., New York City time, on Monday, March 21, 2005, unless extended or earlier terminated. Holders of notes wishing to tender may do so at any time between 9:00 a.m. and 5:00 p.m., New York City time, on any New York Stock Exchange trading day during the period the tender offer is open. The notes will be repurchased only through Credit Suisse First Boston LLC. A tender of notes pursuant to the tender offer becomes irrevocable by the tendering holder at the time of tender. Televisa reserves the right to terminate, withdraw or amend the tender offer at any time and from time to time, subject to applicable law.

The table below illustrates how the purchase price for each U.S.$1,000 principal amount of notes tendered pursuant to the tender offer will be determined. The purchase price for each note will be determined in the manner described in the Offer to Purchase dated March 15, 2005 (the "Offer to Purchase") by reference to the fixed spread of 60 basis points over the bid side yield to maturity (the "Reference Yield") of the 4.0% United States Treasury Note due March 15, 2010 (the "Reference Security") at the time of tender, plus an amount equal to accrued and unpaid interest to, but excluding the date of purchase and additional amounts with respect to Mexican withholding taxes under certain circumstances.

-------------------------------------------------------------------------------
               Aggregate
    CUSIP      Principal                    Bloomberg             Hypothetical
   Numbers       Amount         Reference   Reference   Fixed      Purchase
              Outstanding       Security      Source    Spread       Price*
-------------------------------------------------------------------------------
  P4987VAH6  U.S.$300,000,000   4.0% U.S.      BBT5       .60%   U.S.$1,174.96
  40049JAR8                     Treasury
  40049JAQ0                     Note due
                                March
                                15, 2010
-------------------------------------------------------------------------------
*The hypothetical purchase price is based on the Reference Yield of the Reference Security as of 10:00 a.m., New York City time, on March 14, 2005, and a payment date of March 17, 2005. See Schedule II of the Offer to Purchase for a detailed calculation of the hypothetical purchase price.

The terms and conditions of the offer are more fully described in the Offer to Purchase dated March 15, 2005. Credit Suisse First Boston LLC and Citigroup Global Markets Inc. are the dealer managers for the tender offer, D.F. King & Co., Inc. is acting as information agent and Dexia Banque Internationale a Luxembourg is acting as Luxembourg tender agent. Settlement of the tender offer with respect to each note will occur on the third New York Stock Exchange trading day following the date of tender of the applicable note, unless otherwise agreed between the Company and the tendering holder.

Questions concerning the terms of the tender offer may be directed to Credit Suisse First Boston LLC at 1-800-820-1653. Questions concerning the procedures for tendering notes or requests for the Offer to Purchase documents may be directed to D.F. King & Co., Inc., the information agent, at 1-800-269-6427 or Dexia Banque Internationale a Luxembourg, the Luxembourg tender agent, at +352-4590-1.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This news release is neither an offer to purchase nor a solicitation of an offer to sell the notes and does not set forth all the terms and conditions of the tender offer. The tender offer will be made only by the Offer to Purchase dated March 15, 2005. Holders of notes should carefully read the Offer to Purchase and the accompanying materials for a complete description of all terms and conditions before deciding whether to tender notes. Televisa does not make any recommendation as to whether or not any holder should tender notes.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    ###

CONTACTS:
INVESTOR RELATIONS:

    Michel Boyance / Alejandro Eguiluz
    Grupo Televisa, S.A.
    Av. Vasco de Quiroga No. 2000
    Colonia Santa Fe
    01210 Mexico, D.F.

    (5255) 5261-2000

                                 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             GRUPO TELEVISA, S.A.
                                             -----------------------------
                                                    (Registrant)

Dated:  March 15, 2005                    By /s/ Jorge Lutteroth Echegoyen
                                             ------------------------------
                                             Name: Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President